ASX/Media RELEASE	31 January 2007

pSivida Quarterly Cash Flow - 31 December 2006
Commentary and Highlights

- Licensing negotiations with Global Pharma
- Retisert® receives Product Specific Bill Code

Boston, MA. and Perth, Australia - Global bio-nanotech company pSivida Limited (ASX:PSD, NASDAQ:PSDV, Xetra:PSI) is pleased to release its quarterly cash flow statement for the period ended December 31st, 2006.

Licensing negotiations with Global Pharmaceutical Company
The Company is presently negotiating exclusively with a large global pharmaceutical company to license pSivida’s drug delivery technologies in a significant market opportunity. The pharmaceutical company has agreed to make payments totalling US$990k (A$1.3m) to pSivida for the right to exclusively negotiate a licensing agreement with the Company for a period of three months, and to fund the cost of a preclinical study.

Licensing negotiations follow completion of 12 months of evaluation of pSivida’s drug delivery technologies by this Pharma.

Retisert Royalties
Royalty revenue recorded in the December quarter totalled A$218k (US$203k) which represents an increase of 12% compared to the same period in 2005, and a decline of 18% compared to the previous quarter. The reported amount is 50% of the actual revenues that would have been earned in this fiscal quarter. The reduction in royalties earned and collected is in accordance with a royalty advance agreement the Company entered into with Bausch & Lomb in June 2005.

Although the Retisert drug delivery device has been marketed by Bausch & Lomb in the United States since June 2005, a product specific J-Code and Medicare Payment Rate recently went into effect on January 1st, 2007. This replaces the Medicare hospital outpatient C-Code and should streamline the process for Medicare rebate for both hospitals and physicians and help patients get timely access to this innovative therapy.

Cash Flow
Cash at the end of the quarter was A$5.4m (US$4.2m). The cash balance is affected by a number of items that have occurred in this and in prior quarters, including cash inflows from operating and financing sources as well as operating cash outflows.

The Company expects to close in this quarter a capital raising that includes the sale of shares and warrants. Full details will be announced as and when that transaction closes.

Board and Operational Restructure
The Company has appointed Dr. Paul Ashton as the new Managing Director based in Boston, MA following the retirement from the Board of Dr. Roger Brimblecombe as Executive Chairman and Acting CEO, who had been appointed to this position in a temporary capacity. Dr. David Mazzo has been appointed the Non-Executive Chairman of the Company and Dr. Roger Aston has been re-appointed to the Board of Directors.

The Company has made operational changes designed to bring about cost savings and make more efficient use of resources by directing resources away from its earlier stage, higher risk research and development activities and reducing spending in these areas. To this end, the research operations located in our facilities in Malvern, UK have been reduced. The Company is moving to reduce corporate overhead as it continues to move its head office from Perth, Australia to Boston, Massachusetts.

General Meeting of Shareholders
The Company has provided a Notice of a General Meeting to be held in Perth, Australia at 3:00pm WST on February 20th, 2007. Shareholders are encouraged to vote and to attend the meeting to consider the alternatives for the future financing of the Company. The Directors will only approve completion of those transactions that they believe are in the best interests of the Company and existing shareholders. Shareholders are also encouraged to attend to view a company presentation outlining the Company’s recent activities and milestones.

Highlights and Announcements for the Quarter and Post-Quarter

Boston based Managing Director appointed
pSivida announced the appointment of Dr. Paul Ashton to the position of Managing Director located at the pSivida head office in Boston, MA. Dr. Ashton’s appointment is part of the program of consolidation of management and increased focus of operations instituted by the Board of Directors. Dr. Ashton was formerly the Company’s Executive Director of Strategy and the terms and conditions of his new appointment have not changed. Concurrently, Dr. Roger Brimblecombe, the Chairman of the Board of Directors, retired from service to pSivida. Dr. David J. Mazzo was appointed to succeed Dr. Brimblecombe as Chairman of the Board. Dr. Roger Aston was recently reappointed as a Non-Executive Director of the Board.

Drug delivery licensing agreement with Faber Research LLC
pSivida announced that it had entered into a licensing agreement with US-based Faber Research LLC to develop pSivida’s proprietary DurasertTM, ZanisertTM, and Co-DrugTM drug delivery technologies for infectious diseases and diseases of the ear.

pSivida released from Loan Covenant
pSivida announced that it had entered into an agreement with its principal institutional lender whereby the lender agreed to a general forbearance and relief from certain loan covenants for a temporary period ending by March 31st, 2007. In return, the Company has issued to the lender warrants to purchase 1.5 million ADSs over 5 years with an exercise price of US$2.00 per ADS and has agreed, upon receipt of required approvals, including shareholder approval, to issue additional warrants to purchase 4.0 million ADSs over 5 years with an exercise price of US$2.00 per ADS.

Big Pharma licensing negotiations commences
pSivida announced that it is negotiating exclusively with a major global pharmaceutical company to grant a worldwide, royalty bearing license to make, use and sell products using pSivida’s drug delivery technologies. The Pharma has agreed to make payments totalling US$990k (A$1.3m) for the right to exclusively negotiate a licensing agreement with pSivida for a period of three months and to fund the cost of a preclinical study. Licensing negotiations follow completion of 12 months of evaluation of pSivida’s drug delivery technologies by this Pharma.

A$3.7m raised in placement
pSivida announced the placement of 14,230,768 fully paid ordinary shares issued at 26 cents each to raise A$3.7m (US$2.9m) before costs to Australian and European investors. Each share was purchased with two free attaching options at an exercise price of 26 cents and a term of four years.

Transdermal Drug Delivery Program Collaboration with global electronics company
pSivida entered into a feasibility study agreement with a global electronics and technology company to evaluate BioSilicon™ technology (nano-structured silicon) for transdermal drug delivery systems.  During the study, the parties will evaluate biodegradable porous silicon structures, including microneedles, for the controlled release of drugs via the transdermal route.

First patients implanted in European Pancreatic Cancer Study
The first patients have been implanted with BrachySil™ for the treatment of inoperable pancreatic cancer at Guys & St Thomas’ Hospital in London, a major centre for cancer therapy in the United Kingdom. The treatment delivers BrachySil™ directly to a tumor in the pancreas via endoscopic ultrasound (used to assist in locating the delivery point). BrachySil™ is a novel oncology product which comprises a combination of BioSilicon™ and the isotope 32Phosphorus, a proven anti-cancer therapeutic. The targeted and localized nature of the product could potentially provide oncologists with an effective and user-friendly treatment for this disease which has a high unmet clinical need.

Initiation of Phase II clinical study of novel ophthalmic product
The Company initiated in September a Phase II clinical trial of Mifepristone (also known as RU486) as an eye drop treatment for steroid associated elevated intraocular pressure (IOP). The investigator sponsored trial is expected to involve up to 45 patients in the United States. The Company will be supplying clinical trial material for this study and has filed a patent application on this product class. Elevated IOP may occur in patients receiving steroidal treatment for chronic eye diseases.

This release does not constitute an offer of any securities for sale or solicitations of offers to buy any securities of the Company.

-ENDS-

Released by:

pSivida Limited Brian Leedman Investor Relations Director pSivida Limited Tel: + 61 8 9226 5099 brianl@psivida.com	US Public Relations Beverly Jedynak President Martin E. Janis & Company, Inc Tel: +1 (312) 943 1100 ext. 12 bjedynak@janispr.com	European Public Relations Accent Marketing limited Eva Reuter Tel: +49 (254) 393 0740 e.reuter@e-reuter-ir.com

NOTES TO EDITORS:

pSivida is a global bio-nanotech company committed to the biomedical sector and the development of drug delivery products. Retisert® is FDA approved for the treatment of uveitis. Vitrasert® is FDA approved for the treatment of AIDS-related CMV Retinitis. Bausch & Lomb own the trademarks Vitrasert and Retisert. pSivida has licensed the technologies underlying both of these products to Bausch & Lomb. The technology underlying Medidur™ for diabetic macular edema is licensed to Alimera Sciences and is in Phase III clinical trials.

pSivida owns the rights to develop and commercialise a modified form of silicon (porosified or nano-structured silicon) known as BioSilicon™, which has applications in drug delivery, wound healing, orthopaedics, and tissue engineering.

pSivida’s intellectual property portfolio consists of 76 patent families, 95 granted patents, including patents accepted for issuance, and over 300 patent applications. pSivida conducts its operations from offices and facilities near Boston in the United States, Malvern in the United Kingdom and Perth in Australia

pSivida is listed on NASDAQ (PSDV), the Australian Stock Exchange (PSD) and on the Frankfurt Stock Exchange on the XETRA system (German Symbol: PSI. Securities Code (WKN) 358705). pSivida is a founding member of the NASDAQ Health Care Index and the Merrill Lynch Nanotechnology Index.

This document contains forward-looking statements that involve risks and uncertainties including with respect to products and potential products, including the successful development, marketing and commercialization of our products and potential products, applications, regulatory approvals, the potential size of certain markets, our ability to raise funds and potential partnerships. Although we believe that the expectations reflected in such forward-looking statements are reasonable at this time, we can give no assurance that such expectations will prove to be correct. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. Actual results could differ materially from those anticipated in these forward-looking statements due to many important factors including:

Bausch & Lomb’s failure to maintain or increase its promotional activity related to Retisert; the failure of the ophthalmic medical community in the United States to continue to accept Retisert to treat patients with uveitis; failure of the product specific J-Code and Medicare reimbursement rate to streamline the process for Medicare reimbursement or help patients get timely access to Retisert or result in increased sales of Retisert; our inability to raise additional funds at favourable terms or at all; the Company’s failure to reduce corporate overhead; the Company’s failure to successfully move its head office from Perth, Australia to Boston, Massachusetts over the coming months or at all; failure of the company’s operational changes to bring about cost savings or make more efficient use of resources; failure of the Company to successfully negotiate and sign a license agreement with the major global pharma on advantageous terms or at all; failure of the pre-clinical study with the major global pharma to produce favourable results; failure of the market for the products/technology subject to the license negotiations with the global pharma to be significant; the failure of Medidur™ for DME to represent a large ophthalmic market opportunity; the failure of any funded development collaborations to result in a fast-to-market solution for our pharma industry partners or a value-generating opportunity for the Company; the failure of our clinical trials for the treatment of steroid-associated elevated intraocular pressure; our failure to obtain required approvals to expand our the Phase IIa trial commenced at Guys & St Thomas’ Hospital in London to Singapore; our failure to find partners to participate in and fund BioSilicon™ drug delivery R&D programmes; our inability to achieve milestones and future developments expected to lead to growth of the Company over the coming year; failure of BrachySil™ to represent an effective and user-friendly treatment for pancreatic cancer; failure of the company to obtain requisite shareholder approvals to complete the issuance of the warrants to the Company’s lender; our inability to repay the amended convertible notes and new convertible notes; failure of Faber to develop pSivida’s drug delivery technologies for infectious diseases and diseases of the ear; failure of the feasibility study agreement with the global electronics and technology company to produce favourable results or result in a license agreement; our inability to develop proposed products, including without limitation, in the drug delivery, wound healing, orthopedics, and tissue engineering, diagnostics and food technology fields; failure of our evaluation agreements to result in license agreements; failure to develop applications for BioSilicon due to regulatory, scientific or other issues; failure to complete negotiations for new centers for the BrachySil Phase IIb clinical trial for inoperable primary liver cancer; failure of our discussions with the FDA for BrachySil to continue or to lead to FDA approval; failure of the BrachySil Phase IIb clinical trial for inoperable primary liver cancer to determine the optimal dose, provide key safety data or support future pivotal efficacy trials or product registration or approval; failure of the BrachySil primary liver program that is in Phase IIb clinical trials to provide a valuable platform for the development and commercialization of BrachySil for pancreatic cancer and other indications; failure to commence Phase IIa BrachySil trials for the treatment of pancreatic cancer; failure of the findings of the pancreatic cancer Phase IIa trial to provide a platform for further multicenter efficacy and safety trials; failure of there to be optimization and standardization between our two  pancreatic cancer study centers; failure of the results of the Retisert® for DME trial to be a good indicator of the results of pSivida’s ongoing Phase III Medidur for DME trial; failure of the Medidur trials in DME to show a very similar improvement in visual acuity and diabetic retinopathy severity score as Retisert for DME; failure of Medidur to release fluocinolone acetonide at the same rate as Retisert; our inability to recruit patients for the Phase III Medidur™ for DME trial. Other reasons are contained in cautionary statements in the Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission, including, without limitation, under Item 3.D, "Risk Factors" therein. We do not undertake to update any oral or written forward-looking statements that may be made by or on behalf of pSivida.